                                                                    EXHIBIT 99.1

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
                   (Incorporated in the Republic of Singapore)

                 EIGHT-FOR-TEN RIGHTS OFFERING TARGETED TO RAISE
                 APPROXIMATELY US$634 MILLION (S$1,110 MILLION)


1.   INTRODUCTION

     On September 2, 2002, Chartered Semiconductor Manufacturing Ltd (the "COMPANY") announced its proposed eight-for-ten renounceable rights offering ("RIGHTS OFFERING"), underwritten by Merrill Lynch (Singapore) Pte. Ltd. (the "RIGHTS OFFERING ANNOUNCEMENT").

     All terms and references used in this Announcement which are defined or construed in the Rights Offering Announcement, but are not defined or construed in this Announcement shall have the same meaning and construction as defined in the Rights Offering Announcement.

2. LISTING APPROVALS GRANTED BY SINGAPORE EXCHANGE SECURITIES TRADING LIMITED AND NASDAQ NATIONAL MARKET

     The Board of Directors of the Company is pleased to announce that it has on September 13, 2002 received the in-principle approval of Singapore Exchange Securities Trading Limited (the "SINGAPORE EXCHANGE") for the listing of and quotation for the Share Rights and the Rights Shares on the Official List of the Singapore Exchange and the approval of Nasdaq National Market ("NASDAQ") for the quotation for the ADS Rights on Nasdaq. The new ordinary shares and new ADSs to be issued pursuant to the Rights Offering will be listed and/or quoted on the Singapore Exchange and Nasdaq, respectively.

3.   LODGMENT AND AVAILABILITY OF THE RIGHTS PROSPECTUS

     The Board of Directors of the Company further announces that a copy of the prospectus supplement dated September 14, 2002 (to the prospectus dated March 19, 2001) issued in connection with the Rights Offering (the "RIGHTS PROSPECTUS") has been lodged with The Monetary Authority of Singapore (the "MAS"). A copy of the Rights Prospectus will also be filed with The Securities and Exchange Commission (the "SEC") in the United States.

     A copy of the Rights Prospectus and the Letter to Shareholders and ADS Holders is attached hereto. You may also find a copy of the Rights Prospectus at the website of the Singapore Exchange (www.sgx.com) or the MAS (www.mas.gov.sg) or (after it has been filed with the SEC) through the EDGAR system of the SEC (www.sec.gov/edgar.shtml).

4.   EXPECTED TIMETABLE OF PRINCIPAL EVENTS AND RECENT FINANCIAL DEVELOPMENTS

     APPENDIX 1 sets out an expected timetable of principal events relating to the Rights Offering. APPENDIX 2 sets out an extract from the Rights Prospectus relating to the recent financial developments of the Company.
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                                       2

5.   FURTHER INFORMATION

     For further information, please contact the following:

     INVESTOR CONTACTS:
     Chartered U.S.:                               Singapore:
     Suresh Kumar                                  Clarence Fu
     (1) 408.941.1110                              (65) 6360.4060
     sureshk@charteredsemi.com                     cfu@charteredsemi.com

     MEDIA CONTACTS:
     Chartered U.S.:                               Singapore:
     Tiffany Sparks                                Maggie Tan
     (1) 408.941.1185                              (65) 6360.4705
     tiffanys@charteredsemi.com                    tanmaggie@charteredsemi.com

     RIGHTS OFFERING HELPLINE:
     U.S.:                                         Singapore:
     1866.807.3084 and inform the operator that    (65) 6877.7055
     it is a collect call to 6877.7077             (Mondays to Fridays 9am to 7pm Singapore
     (Mondays to Fridays 9am to 7pm EST,           time, Saturdays 9am to 1pm Singapore time)
     Saturdays 9am to 1pm EST)


BY ORDER OF THE BOARD




Angela Hon Kah Sim/Nancy Tan See Sin
Joint Company Secretaries
16 September 2002



NO OFFERING

This Announcement shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any jurisdiction.

SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This announcement contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to the Company's proposed rights offering and recent financial developments and reflect the Company's current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from those anticipated. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain of the risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the
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                                       3

section captioned "Risk Factors" in the Rights Prospectus and the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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                                       4

                                                                     APPENDIX  1

EXPECTED TIMETABLE OF PRINCIPAL EVENTS FOR SHARES (SINGAPORE TIME)


SHARES                                                                2002 (SINGAPORE TIME)
Share ex-rights date                                                  September 16

Books closure date for Share Rights                                   5:00 p.m. on September 18

Trading in Share Rights on the Singapore Exchange commences           September 20

Dispatch of prospectus and application forms and letters              On or about September 21
 to eligible ordinary shareholders

Subscription period for Shares commences                              September 23

Last date and time for splitting provisional allotment letters        4:45 p.m. on October 1

Trading in Share Rights on the Singapore Exchange ends                5:00 p.m. on October 1

Last date and time for exchanging primary Share Rights for            5:00 p.m. on October 2
 primary ADS Rights to be traded or exercised in the
 United States

Subscription period for Shares expires                                4:45 p.m. (9:30 p.m. for electronic
                                                                      applications) on October 7

Last date and time for acceptance and payment for new                 4:45 p.m. (9:30 p.m. for electronic
 Shares pursuant to primary Share Rights                              applications) on October 7

Last date and time for renunciation and payment for new               4:45 p.m. on October 7
 Shares pursuant to primary Share Rights

Last date and time to subscribe for new Shares pursuant to            4:45 p.m. (9:30 p.m. for electronic
 secondary Share Rights                                               applications) on October 7

Expected date for issuance of new Shares and delivery of              On or about October 10
 new share certificates to CDP

Expected date for commencement of trading in new Shares on            On or about October 11
 the Singapore Exchange

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                                       5

EXPECTED TIMETABLE OF PRINCIPAL EVENTS FOR ADSS (NEW YORK CITY TIME)


ADSS                                                         2002 (NEW YORK CITY TIME)
ADS ex-rights date                                           September 13

Record date for ADS Rights                                   5:00 p.m. on September 17

Trading in ADS Rights on Nasdaq commences                    September 18

Subscription period for ADSs commences                       September 18

ADS Rights certificates sent to eligible ADS holders         On or about September 19

Last date and time for exchanging primary ADS Rights for     5:00 p.m. on September 30
 primary Share Rights to be traded in Singapore

Last date and time for exchanging primary ADS Rights for     5:00 p.m. on October 2
 primary Share Rights to be exercised in Singapore

Trading in ADS Rights on Nasdaq ends                         4:00 p.m. on October 4

Subscription period for ADSs expires                         5:00 p.m. on October 4

Last date and time to subscribe for new ADSs pursuant to     5:00 p.m. on October 4
 primary ADS Rights (including by means of a notice of
 guaranteed delivery)
                                                             5:00 p.m. on October 4
Last date and time to subscribe for new Shares (in the
 form of ADSs) pursuant to secondary ADS Rights

Last date and time for delivery of ADS Rights in             5:00 p.m. on October 9
 satisfaction of a notice of guaranteed delivery

Trading in new ADSs on Nasdaq commences                      On or about October 11

Expected date for distribution of new ADSs                   On or about October 14

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                                        6

                                                                      APPENDIX 2

   EXTRACT FROM RIGHTS PROSPECTUS RELATING TO RECENT FINANCIAL DEVELOPMENTS OF
                                  THE COMPANY

                         "RECENT FINANCIAL DEVELOPMENTS

     On September 2, 2002, we released our mid-quarter guidance for the third quarter of 2002. Based on current market and customer trends, our guidance for the third quarter of 2002 is as follows:

     - Revenues: approximately flat to up 5% sequentially (up approximately 5% to 10% sequentially including our share of SMP(1) revenues). Previous guidance was revenues up approximately 5% sequentially (up approximately 10%, including our share of SMP revenues). This revised guidance equates to up approximately 60% to 70% from the same quarter last year. SMP is a minority-owned joint venture company and therefore, under our U.S. GAAP reporting, SMP's revenues are not consolidated.

     - Average selling prices: up approximately 5% sequentially, compared to previous guidance of ""up a few percentage points" sequentially.

     - Fab utilization: approximately 40%, compared to previous guidance of ""low 40s ".

     - Net loss: approximately US$87 million to US$90 million, unchanged from previous guidance.

     - Loss per ADS: approximately US$0.63 to US$0.65, unchanged from previous guidance.

     In April 2002, we set a target to double revenues, including our share of SMP revenues, from the first quarter to the fourth quarter of this year (SMP is a minority-owned joint venture company and therefore, under our U.S. GAAP reporting, SMP's revenues are not consolidated). To achieve this target, revenues would need to grow approximately 20 percent sequentially in the fourth quarter. Based on reduced demand projections received from a number of our customers since our mid-quarter update on September 2, 2002, and based on commentary published in September regarding weakening end user markets, we now believe that the fourth quarter target set in April 2002 is no longer achievable. As is our normal practice, we will provide formal guidance for the fourth quarter at the time of our third quarter earnings release in October 2002."

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1    SMP refers to Silicon Manufacturing Partners Pte Ltd.